UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

MOVADO GROUP, INC.
(Exact name of registrant as specified in its charter)

New York	1-16497
(State or other jurisdiction of incorporation)	(Commission File Number)

650 From Road, Suite 375, Paramus, NJ	07652-3556
(Address of principal executive offices)	(Zip Code)

Mitchell C. Sussis (201) 267-8000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

Section 1 – Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

A copy of the Company’s Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at www.movadogroup.com.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01. Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MOVADO GROUP, INC.

Date: May 23, 2025	By:	/s/ Mitchell C. Sussis
		Name:	Mitchell C. Sussis
		Title:	Senior Vice President and General Counsel